FORM 8-K/A
AMENDMENT NO. 1

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): January 31, 2005 (December 16, 2004)

Behringer Harvard REIT I, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Maryland	**333-91532**	**68-0509956**
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

**15601 Dallas Parkway, Suite 600, Addison, Texas
75001**

(Address of principal executive offices)

(Zip Code)

(866) 655-1605

(Registrant's telephone number, including area code)

None

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Pursuant to the requirements of the Securities and Exchange Act of 1934, Behringer Harvard REIT I, Inc. (the "Company") hereby amends its Current Report on Form 8-K dated December 22, 2004 to provide the required financial statements relating to the acquisition by the Company of the Cyprus Building, located in Englewood, Colorado (the "Cyprus Building"), as described in such Current Report.

After reasonable inquiry, the Company is not aware of any material factors relating to the Cyprus Building that would cause the reported financial information relating to it not to be necessarily indicative of future operating results.

Item 9.01   **Financial Statements and Exhibits**

(c)   Exhibits.

None

Report of Independent Auditors

To the Shareholders and Directors of
Behringer Harvard REIT I, Inc.:

We have audited the accompanying Statement of Revenues and Certain Expenses of the Cyprus Building (the "Property") for the year ended December 31, 2003. This Statement of Revenues and Certain Expenses is the responsibility of the Company's management. Our responsibility is to express an opinion on the Statement of Revenues and Certain Expenses based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Statement of Revenues and Certain Expenses is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the Statement of Revenues and Certain Expenses. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the Statement of Revenues and Certain Expenses. We believe that our audit provides a reasonable basis for our opinion.

The accompanying Statement of Revenues and Certain Expenses was prepared for purposes of complying with the rules and regulations of the Securities and Exchange Commission as described in Note 1 and is not intended to be a complete presentation of the Property's revenues and expenses.

In our opinion, the Statement of Revenues and Certain Expenses referred to above presents fairly, in all material respects, the revenues and certain expenses described in Note 1 of the Cyprus Building for the year ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

/s/ PricewaterhouseCoopers LLP

January 24, 2005
Dallas, Texas

Cyprus Building
Statements of Revenues and Certain Expenses
For the Year Ended December 31, 2003
And the Nine Month Period Ended September 30, 2004

	Year Ended December 31, 2003	Nine Months Ended September 30, 2004 (unaudited)
Revenues:		
Rental revenue	$ 2,419,853	$ 1,817,464
Other income	479,217	358,402
Total revenues	2,899,070	2,175,866
Expenses:		
Administrative expenses	15,164	1,755
Property taxes	479,217	358,402
Property insurance	21,598	20,142
Repairs and maintenance	6,914	3,132
Total expenses	522,893	383,431
Revenues in excess of certain expenses	$ 2,376,177	$ 1,792,435

The accompanying notes are an integral part of these statements.

Cyprus Building
Notes to the Statements of Revenues and Certain Expenses
For the Year Ended December 31, 2003
And the Nine Month Period Ended September 30, 2004

1. **Basis of Presentation and Summary of Significant Accounting Policies**

The Statement of Revenues and Certain Expenses presents the operations of the Cyprus property (the "Property") for the year ended December 31, 2003 and the nine months ended September 30, 2004. On December 16, 2004, Behringer Harvard REIT I, Inc., (the "Company") acquired the Property, a four-story office building containing approximately 153,048 rentable square feet (unaudited) located on approximately 8.2 acres (unaudited) of land in Englewood, Colorado, a suburb of Denver. The contract purchase price of the Property, exclusive of closing costs and initial escrows was $19,800,000.

The accompanying statements have been prepared on the accrual basis of accounting. The statements have been prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission and for inclusion in a current report on Form 8-K of the Company. The statements are not intended to be a complete presentation of the revenues and expenses of the Property for the year ended December 31, 2003 as certain expenses, primarily depreciation and amortization expense, interest expense, and other costs not directly related to the future operations of the Property have been excluded.

Revenue Recognition
Tenant leases are accounted for as operating leases. Rental revenue is recognized on a straight-line basis over the terms of the respective leases. Other income is comprised of parking revenues and reimbursement income. Reimbursement income consists of recoveries of certain operating expenses. Recoveries of certain operating expenses and parking revenues are recognized as revenues in the period the applicable costs are incurred.

Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions of the reported amounts of revenues and certain expenses during the reporting period. Actual results may differ from those estimates.

2. **Leases**

The minimum future rentals from tenant leases based on noncancelable operating leases held as of December 31, 2003 are as follows:

2004	$	2,408,885
2005		2,408,885
2006		2,408,885
2007		2,408,885
2008		1,806,664
Total	$	11,442,204

3. **Major Tenant**

100% of all rental revenue and other income, which consists of reimbursements for recoverable operating expenses, comes from the sole tenant, Phelps Dodge Corporation.

4. **Statement of Revenues and Certain Expenses for the Nine Month Period Ended September 30, 2004**

The statement for the nine-month period ended September 30, 2004 is unaudited. In the opinion of management, all significant adjustments necessary for a fair presentation of the statement for the interim period have been included. The results of operations for the interim period are not necessarily indicative of the results to be expected for a full year for the operation of the Property.

Behringer Harvard REIT I, Inc.
Unaudited Pro Forma Consolidated Financial Information

On December 16, 2004, the Company acquired a four-story office building containing approximately 153,048 rentable square feet located on approximately 8.2 acres of land in Englewood, Colorado, a suburb of Denver (the "Cyprus Building") through Behringer Harvard Cyprus, LLC, a wholly-owned subsidiary of Behringer Harvard Operating Partnership I LP, the Company's operating partnership. The purchase price of the Cyprus Building was $20,645,160, including closing costs. The Company used proceeds from its public offering to pay the entire purchase price and all closing costs of the acquisition.

In the opinion of management of the Company, all material adjustments necessary to reflect the effects of the above transaction have been made.

Behringer Harvard REIT I, Inc.
Unaudited Pro Forma Consolidated Balance Sheet
as of September 30, 2004

The following unaudited Pro Forma Consolidated Balance Sheet is presented as if the Company had acquired the Cyprus Building as of September 30, 2004. This Pro Forma Consolidated Balance Sheet should be read in conjunction with the Pro Forma Consolidated Statements of Operations of the Company and the historical financial statements and notes thereto of the Company as filed in its quarterly report on Form 10-Q for the nine month period ended September 30, 2004. The Pro Forma Consolidated Balance Sheet is unaudited and is not necessarily indicative of what the actual financial position would have been had the Company completed the above transaction on September 30, 2004, nor does it purport to represent the future financial position of the Company.

	September 30, 2004 as Reported (a)	Prior Acquisitions Pro Forma Adjustments (b)	Pro Forma Adjustments		Pro Forma September 30, 2004
Assets					
Real estate					
Land	$ -	$ -	$ 2,056,361	**(c)** $	2,056,361
Building, net	-	-	15,500,115	**(c)**	15,500,115
Real estate intangibles, net	-	-	3,194,620	**(c)**	3,194,620
Total real estate	-	-	20,751,096		20,751,096
Cash and cash equivalents	16,083,281	(6,449,729)	(20,645,160)	**(c)**	-
			11,011,608	**(d)**	
Restricted cash	6,125,434	-	-		6,125,434
Prepaid expenses and other assets	21,409,010	(19,152,188)	-		2,256,822
Investments in tenant in common interests	65,820,472	66,375,015	-		132,195,487
Deferred financing fees, net of accumulated amortization					
of $25,841	698,042	628,483	-		1,326,525
Receivables from affiliates	45,217	-	-		45,217
Total assets	$ 110,181,456	$ 41,401,581	$ 11,117,544		$ 162,700,581
Liabilities and stockholders' equity					
Liabilities					
Mortgages payable	$ 38,528,417	$ 41,401,581	$ -		$ 79,929,998
Dividends payable	425,346	-	-		425,346
Accrued liabilities	510,030	-	105,936	**(c)**	615,966
Subscriptions for common stock	3,633,004	-	-		3,633,004
Total liabilities	43,096,797	41,401,581	105,936		84,604,314
Commitments and contingencies					
Stockholders' equity					
Preferred stock, $.0001 par value per share;					
50,000,000 shares authorized, none outstanding	-	-	-		-
Common stock, $.0001 par value per share;					
350,000,000 shares authorized, 7,953,912					
shares issued and outstanding	795	-	125	**(d)**	920
Additional paid-in capital	70,199,986	-	11,011,483	**(d)**	81,211,469
Cumulative distributions and net loss	(3,116,122)	-	-		(3,116,122)
Total stockholders' equity	67,084,659	-	11,011,608		78,096,267
Total liabilities and stockholders' equity	$ 110,181,456	$ 41,401,581	$ 11,117,544		$ 162,700,581

Behringer Harvard REIT I, Inc.
Unaudited Pro Forma Consolidated Statement of Operations
For the nine month period ended September 30, 2004

The following unaudited Pro Forma Consolidated Statement of Operations is presented as if the Company had acquired the Cyprus Building on January 1, 2003 and the Company qualified as a REIT, distributed 90% of its taxable income and, therefore, incurred no income tax benefit or expense during the period. This Pro Forma Consolidated Statement of Operations should be read in conjunction with the historical financial statements and notes thereto of the Company as filed in its quarterly report on Form 10-Q for the nine month period ended September 30, 2004. The Pro Forma Consolidated Statement of Operations is unaudited and is not necessarily indicative of what the actual results of operations would have been had the Company completed the above transaction on January 1, 2003, nor does it purport to represent the future operations of the Company.

	Nine months ended September 30, 2004 as Reported (a)	Prior Acquisitions Pro Forma Adjustments (b)	Statement of Revenues and Certain Expenses (c)	Pro Forma Adjustments		Pro Forma Nine months ended September 30, 2004
Revenue						
Rental revenue	$ -	$ -	$ 1,817,464	$ 247,336	(d) $	2,064,800
Other income	-	-	358,402	-		358,402
Total revenues	-	-	2,175,866	247,336		2,423,202
Expenses						
Interest	719,257	2,819,823	-	-		3,539,080
Property and asset management fees	100,808	553,955	-	54,524	(e)	786,706
				77,419	(f)	
Property operating expenses	-	-	23,274	-		23,274
Real estate taxes	-	-	358,402	-		358,402
General and administrative	684,554	-	1,755	-		686,309
Depreciation and amortization	-	-	-	1,351,264	(g)	1,351,264
Total expenses	1,504,619	3,373,778	383,431	1,483,207		6,745,035
Interest income	147,406	(83,577)	-	(63,829)	(h)	-
Net income (loss) before equity in earnings of investments in tenant in common interests	(1,357,213)	(3,457,355)	1,792,435	(1,299,700)		(4,321,833)
Equity in earnings of investments in tenant in common interests	533,472	1,265,156	-	-		1,798,628
Net income (loss)	$ (823,741)	$ (2,192,199)	$ 1,792,435	$ (1,299,700)		$ (2,523,205)
Basic and diluted weighted average shares outstanding	3,606,894			4,644,046	(i)	8,250,940
Basic and diluted loss per share	$ (0.23)					$ (0.31)

Behringer Harvard REIT I, Inc.
Unaudited Pro Forma Consolidated Statement of Operations
For the year ended December 31, 2003

The following unaudited Pro Forma Consolidated Statement of Operations is presented as if the Company had acquired the Cyprus Building on January 1, 2003 and the Company qualified as a REIT, distributed 90% of its taxable income and, therefore, incurred no income tax benefit or expense during the period. This Pro Forma Consolidated Statement of Operations should be read in conjunction with the historical financial statements and notes thereto of the Company as filed in its annual report on Form 10-K for the year ended December 31, 2003. The Pro Forma Consolidated Statement of Operations is unaudited and is not necessarily indicative of what the actual results of operations would have been had the Company completed the above transaction on January 1, 2003, nor does it purport to represent the future operations of the Company.

	Year ended December 31, 2003 as Reported (a)	Prior Acquisitions Pro Forma Adjustments (b)	Statement of Revenues and Certain Expenses (c)	Pro Forma Adjustments		Pro Forma Year ended December 31, 2003
Revenue						
Rental revenue	$ -	$ -	$ 2,419,853	$ 329,782	(d)	$ 2,749,635
Other income	-	-	479,217	-		479,217
Total revenues	-	-	2,899,070	329,782		3,228,852
Expenses						
Interest	60,833	4,392,559	-	-		4,453,392
Property and asset management fees	10,220	831,542	-	72,596	(e)	1,017,584
				103,226	(f)	
Property operating expenses	-	-	28,512	-		28,512
Real estate taxes	-	-	479,217	-		479,217
General and administrative	240,223	-	15,164	-		255,387
Depreciation and amortization	-	-	-	1,801,685	(g)	1,801,685
Total expenses	311,276	5,224,101	522,893	1,977,507		8,035,777
Interest income	3,767	(3,767)	-	-		-
Net income (loss) before equity in earnings of investments in tenant in common interests	(307,509)	(5,227,868)	2,376,177	(1,647,725)		(4,806,925)
Equity in earnings of investments in tenant in common interests	18,176	2,044,808	-	-		2,062,984
Net income (loss)	$ (289,333)	$ (3,183,060)	$ 2,376,177	$ (1,647,725)		$ (2,743,941)
Basic and diluted weighted average shares outstanding	142,430			8,108,510	(h)	8,250,940
Basic and diluted loss per share	$ (2.03)					$ (0.33)

Behringer Harvard REIT I, Inc.
Unaudited Notes to Pro Forma Consolidated Financial Statements

Unaudited Pro Forma Consolidated Balance Sheet

    a.   Reflects the Company's historical balance sheet as of September 30, 2004.

    b.   Reflects the Pro Forma acquisition of the Travis Tower and the Pratt Building as reported on Form 8-K/A dated January 31, 2005.

    c.   Reflects the acquisition of the Cyprus Building by the Company for $20,645,160. The Company allocated its purchase price to the assets and liabilities below and estimated the remaining useful lives of its tangible and intangible assets as follows:

Description	Allocation	Estimated Useful Life
Land	$ 2,056,361	-
Building	15,500,115	25 years
Below market leases	(1,236,682)	3.75 years
Tenant improvements, leasing commissions & legal fees	595,624	3.75 years
In-place leases	3,835,678	3.75 years
Tenant relationships	-	-
Deferred rental revenue	(105,306)	-
Other accruals	(630)	-
	$ 20,645,160	

The Company allocated the purchase price to the above tangible and identified intangible assets based on their fair values in accordance with Statement of Financial Accounting Standards No. 141, "Business Combinations" as follows:

The fair value of the tangible assets acquired, consisting of land and buildings, is determined by valuing the property as if it were vacant, and the "as-if-vacant" value is then allocated to land and buildings. Land values are derived from appraisals, and building values are calculated as replacement cost less depreciation or management's estimates of the relative fair value of these assets using discounted cash flow analyses or similar methods. The value of the building is depreciated over the estimated useful life of 25 years using the straight-line method.

The Company determines the value of above-market and below-market in-place leases for acquired properties based on the present value (using an interest rate which reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the in-place leases and (ii) management's estimate of current market lease rates for the corresponding in-place leases, measured over a period equal to the remaining non-cancelable terms of the respective leases. The fair value of above-market and below-market leases are recorded by the Company as intangible assets and amortized as an adjustment to rental income over the remaining non-cancelable terms of the respective leases.

The total value of identified real estate intangible assets acquired are further allocated to in-place lease values, in-place tenant improvements, in-place tenant leasing commissions and the tenant relationship based on management's evaluation of the specific characteristics of the tenant's leases and the Company's overall relationship with the tenants. The aggregate value for tenant improvements and leasing commissions are based on estimates of these costs incurred at inception of the acquired lease, amortized through the date of acquisition. The aggregate value of the

in-place lease acquired and the tenant relationship are determined by applying a fair value model. The estimates of fair value of the in-place lease includes an estimate of carrying costs during the expected lease-up period for the space considering current market conditions. In estimating the carrying costs that would have otherwise been incurred had the lease not been in place, management includes such items as real estate taxes, insurance and other operating expenses as well as lost rental revenue during the expected lease-up period based on current market conditions. The estimates of fair value of the tenant relationship also include costs to execute a similar lease including leasing commissions, legal fees and tenant improvements as well as an estimate of the likelihood of renewal as determined by management.

The Company amortizes the value of the in-place lease and in-place tenant improvements to expense over the initial term of the lease. The value of the tenant relationship intangibles is amortized to expense over the initial term and any anticipated renewal periods, but in no event does the amortization period for intangible assets exceed the remaining depreciable life of the building. Should the tenant terminate its lease, the unamortized portion of the related lease intangibles would be charged to expense.

d.   The Company actually issued 4,124,166 shares of common stock during the period October 1, 2004 through December 15, 2004 for net proceeds of $36,273,009. This adjustment reflects the issuance of 1,251,319 shares for net proceeds of $11,011,608 as this is the pro forma amount necessary for the Company to complete the acquisition after September 30, 2004 from cash on hand.

Unaudited Pro Forma Consolidated Statement of Operations for the nine months ended September 30, 2004

a.   Reflects the historical operations of the Company for the nine months ended September 30, 2004.

b.   Reflects the combined Pro Forma results for Enclave on the Lake, St. Louis Place, the Colorado Property, Travis Tower and the Pratt Building as reported on Form 8-K/A dated January 31, 2005.

c.   Reflects the historical revenues and certain expenses of the Cyprus Building.

d.   Reflects the amortization of the below market lease value over the remaining non-cancelable term of the lease of approximately 45 months.

e.   Reflects the property management fees associated with the Cyprus Building. The property is managed by HPT Management Services LP, an affiliate of the Company, for a fee of 3% of annual gross revenues, as defined in the property management agreement.

f.   Reflects the asset management fees associated with the Cyprus Building. The asset is managed by HPT Management Services LP, an affiliate of the Company, for an annual asset management fee of 0.5% of the asset value.

g.   Reflects the depreciation and amortization of the Cyprus Building using the straight-line method over the estimated useful lives as follows:

Description	Allocation	Estimated Useful Life
Building	$ 15,500,115	25 years
Real estate intangibles[1]	3,194,620	3.75 years

[1] Included in real estate intangibles is $1,236,682 of below market lease value, which is amortized to rental income. See Note d.

h.   Reflects the reversal of interest income earned from cash on hand related to funds used to purchase the Cyprus Building.

i.   Reflects the adjustment to the historical weighted average number of shares of common stock outstanding to reflect the acceptance of shares needed to provide for the cash purchase price of St. Louis Place, Enclave on the Lake, the Colorado Property, the Travis Tower, the Pratt Building and the Cyprus Building. The adjustment is computed as follows:

Cash needed to acquire St. Louis Place	$ 5,025,865
Cash needed to acquire Enclave on the Lake	3,370,261
Cash needed to acquire the Colorado Property	17,965,073
Cash needed to acquire Travis Tower	12,758,333
Cash needed to acquire the Pratt Building	12,843,584
Cash needed to acquire the Cyprus Building	20,645,160
	$ 72,608,276
Net cash received from each share of common stock issued	$ 8.80 **(1)**
Common stock needed to purchase St. Louis Place, Enclave on the Lake, the Colorado Property, Travis Tower, the Pratt Building and the Cyprus Building	8,250,940
Less historical weighted average of common stock outstanding at September 30, 2004	(3,606,894)
	4,644,046

(1) Net cash received per share of common stock issued is computed as $10 gross proceeds per share less $0.70 commissions per share, $0.25 broker dealer fees per share and $0.25 organization and offering costs per share.

Unaudited Pro Forma Consolidated Statement of Operations for the year ended December 31, 2003

a.   Reflects the historical operations of the Company for the year ended December 31, 2003.

b.   Reflects the combined Pro Forma results for Enclave on the Lake, St. Louis Place, the Colorado Property, Travis Tower and the Pratt Building as reported on Form 8-K/A dated January 31, 2005.

c.   Reflects the historical revenues and certain expenses of the Cyprus Building.

d. Reflects the amortization of the below market lease value over the remaining non-cancelable term of the lease of approximately 45 months.

e. Reflects the property management fees associated with the Cyprus Building. The property is managed by HPT Management Services LP, an affiliate of the Company, for a fee of 3% of annual gross revenues, as defined in the property management agreement.

f. Reflects the asset management fees associated with the Cyprus Building. The asset is managed by HPT Management Services LP, an affiliate of the Company, for an annual asset management fee of 0.5% of the asset value.

g. Reflects the depreciation and amortization of the Cyprus Building using the straight-line method over the estimated useful lives as follows:

Description	Allocation	Estimated Useful Life
Building	$ 15,500,115	25 years
Real estate intangibles[1]	3,194,620	3.75 years

[1] Included in real estate intangibles is $1,236,682 of below market lease value, which is amortized to rental income. See Note d.

h. Reflects the adjustment to the historical weighted average number of shares of common stock outstanding to reflect the acceptance of shares needed to provide for the cash purchase price of St. Louis Place, Enclave on the Lake, the Colorado Property, Travis Tower, the Pratt Building and the Cyprus Building. The adjustment is computed as follows:

Cash needed to acquire St. Louis Place	$	5,025,865
Cash needed to acquire Enclave on the Lake		3,370,261
Cash needed to acquire the Colorado Property		17,965,073
Cash needed to acquire Travis Tower		12,758,333
Cash needed to acquire the Pratt Building		12,843,584
Cash needed to acquire the Cyprus Building		20,645,160
	$	72,608,276
Net cash received from each share of common stock issued	$	8.80 **(1)**
Common stock needed to purchase St. Louis Place, Enclave on the Lake, the Colorado Property, Travis Tower, the Pratt Building and the Cyprus Building		8,250,940
Less historical weighted average of common stock outstanding at December 31, 2003		(142,430)
		8,108,510

(1) Net cash received per share of common stock issued is computed as $10 gross proceeds per share less $0.70 commissions per share, $0.25 broker dealer fees per share and $0.25 organization and offering costs per share.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Behringer Harvard REIT I, Inc.

Dated: January 31, 2005   By: Gary S. Bresky

Gary S. Bresky

Chief Financial Officer and Treasurer